Sol Boards, Inc.

Management, Directors and Key Investors

Management

John Wildman, *Chairman & CEO.* Prior to joining the GolfBoard team, John was with Bally Total Fitness for over 25 years in various sales and marketing positions, including Chief Marketing Officer and Chief Operating Officer.   John helped grow the company to over 400 locations with over 20,000 employees, generating annual revenue of over $1B.   John attended DePauw University, the Anderson School of Management at UCLA, and the Executive Education Program at the Kellogg School of Management at Northwestern University.

Jeff Dowell, *President.* Jeff has spent 35 years in start-ups and early stage business development ventures in the Golf, Technology and Digital Media industries. Jeff has held Sr. Executive roles in Sales, Operations, and Product Development during his tenures at OakHill Country Club, Inter-ad Inc, Clarity Visual Systems, LG Electronics and 3M Corporation, prior to coming to GolfBoard.   Jeff graduated from Indiana State University.

Luan Phem *Marketing & Sales Advisor.* Luan brings over 20 years of marketing industry experience to GolfBoard, with recent in-depth experience in sports marketing. He is currently Head of Marketing for Condé Nast|Golf Digest, and previously was Senior Director of Marketing, Golf & Tennis for Polo Ralph Lauren, and Marketing Services Director for Kiplinger Washington. He has a Bachelors in Communication, Emphasis in Advertising, from California State University - Fullerton.

Ali Fakhari, *Chief Financial Officer*. With over 15 years of management consulting experience, Ali combines financial expertise with tactical operating capabilities to businesses ranging from start-ups to Fortune 100 companies. Before co-founding his advisory firm, Ivy Venture Partners, Ali was a consultant at Bain & Company and held senior positions at Caesars Entertainment during its merger with Harrah's and reported to the CFO of Burger King during its IPO. Ali has an MBA from Harvard Business School.

James Williams, *Chief Strategy Office.* James is a strategy expert, having started his career with Bain & Company, where he developed growth strategies and devised business plans for some of the most successful global luxury and sports brands in the world. After leaving Bain in 2013, James co-founded Ivy Venture Partners, a business advisory and venture firm focused on developing and advising on winning business ventures for athletes, personalities and entertainers.   James has an MBA from Wharton Business School.

Luke Stava, *National Sales Director.* Luke brings over 15 years of golf industry experience to GolfBoard from TaylorMade, Adidas Golf Co., and as an independent golf instructor. He started and managed two locations of Indoor Teaching Facilities.   He has completed a degree in Business with an emphasis in Golf Management from the Golf Academy of America.

Directors and Key Investors

Dean Fuschetti, *Director.* A major investor in Sol Board, Dean is COO of Microcast Technologies, the exclusive manufacturing partner with Sol Board. The development of the GolfBoard has been substantially enhanced by the engineering and prototyping work of Microcast Technologies Corporation. Dean is a graduate of Florida State University.

Paul Hodge, *Director.* Active with SolBoard since its formation, Paul is the Founder and Managing Member of GB Leasing, the exclusive leasing partner to GolfBoard. Paul is a serial entrepreneur who has spent the last 24 years launching a variety of small to mid-sized businesses, including industrial robotic systems used for manufacturing, high speed laser marking systems, pioneering of smart home automation technologies and distribution, as well as engineering, design, construction and financing of large scale commercial and utility solar energy systems.

Star Faraon, *Director.* Sol Boards Co-Founder and one of its largest shareholders, Star spent 6 years as a product rep for Quantya, an electric motorcycle company based in Switzerland. Star's continues innovation efforts for clean and quiet electric vehicles. Star was the behind the original development of the high performance 4-wheel drive skateboard which led to the development of the GolfBoard.

Laird Hamilton, *Director.* Famous for being the world's premier big wave surfer and renowned waterman, Laird Hamilton is largely considered the primary influence behind many surfing innovations, including, tow-in surfing, stand-up paddle boarding, and hydrofoil boarding. Laird is involved with various entrepreneurial companies, and is the co-inventor of the GolfBoard, as well a unique underwater resistance training workout he has developed branded XPT.

Don Wildman, *Investor.* Largely credited for building the $15 billion+ health club market through innovative service offerings and celebrity based marketing, Don was founder and owner of Health & Tennis Corporation of America, which he sold to Bally Entertainment, where it was rebranded to Bally Total Fitness. The originator of idea of the GolfBoard, Don is Co-Founder of Sol Boards Inc., and is currently the Company's largest shareholder.